Filed by Spring Valley Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp. II

Commission File No. 001-41529

Subject Company: Eagle Energy Metals Corp.

Date: August 20, 2025

As previously disclosed, on July 30, 2025, Spring Valley Acquisition Corp. II, a Cayman Islands exempted company (“SVII”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Spring Valley Merger Sub II, Inc., a Nevada corporation, and Eagle Energy Metals Corp., a Nevada corporation (“Eagle”).

On August 20, 2025, Eagle made the below communications on its LinkedIn and X accounts.

**Eagle Energy Metals Corp.**
64 followers
31m

Thank you Mining Magazine for the recent feature!

Munira Rajkotwalla sat down with Eagle Energy Metals CEO Mark Mukhija, P.Eng to discuss our plans to go public following our recently proposed business combination with Spring Valley Acquisition Corp. II.

The article details our flagship Aurora Uranium Project*, the controversial history of nuclear power, how our fourth-generation reactor designs are "walkaway safe", and much more.

⤵️ Read the full article to learn what's on the horizon for us in the link below!

*Eagle holds an option to purchase the Aurora Project, which will be acquired in connection with the Business Combination.

https://lnkd.in/dMKg6xTa

**'Largest mineable' uranium deposit operator to go public**
miningmagazine.com

On August 19, 2025, Eagle made the below communications on its LinkedIn and X accounts.

On August 15, 2025, Mark Mukhija, Chief Executive Officer of Eagle, made the below communications on his LinkedIn account.

On August 19, 2025, Fox Business posted a video on its website (foxbusiness.com), featuring Mark Mukhija, Chief Executive Officer of Eagle. The transcript is below.

Liz Claman 00:00

Currently, the US has 94 licensed nuclear reactors operating across 28 states, which provide about 20% of the nation's electricity. But with the surging demand to power AI data centers, these nuclear plants will require an increased amount of uranium to bring the reactors to life. Enter uranium miner and nuclear reactor developer, Eagle Energy Metals. The company is looking to go public via SPAC or reverse merger by the end of this year, it will trade on the NASDAQ under the ticker symbol, NUCL. And we thought, well, let's hear more about this. Joining me now in a Fox Business exclusive: Eagle Energy Metal CEO, Mark Mukhija. All right, Mark, you claim that Eagle Energy Metals, and this is where it really is important, that it will be the first domestic uranium resource exploration firm. So not only would you dig for uranium, but you would also be making these small nuclear reactors. How do you achieve that? And when can you achieve it?

Mark Mukhija 02:02

Hi Liz, pleasure to be here first of all. And yes, we have the rights to large to the largest mineable, measured and indicated uranium resource in the United States. And we're not just a uranium company-- we also have proprietary SMR technolog,y as well.

Liz Claman 02:17

Okay. What is that proprietary technology? Not that I'm asking you to reveal your secret sauce, but how proprietary we have a lot of different companies doing SMRs, which are small modular reactors.

Mark Mukhija 02:28

Correct. So it's a highly portable walk away, safe, liquid metal cool to fast reactor that can be factory assembled, sealed and then delivered to site. And our design can provide up to three megawatts electric, which, for reference, one megawatt powers 1000 homes. And we also have a larger design that can power up to 33 megawatts electric, so that can handle more of the data center demand that we're going to be seeing.

Liz Claman 02:57

You know, we're looking at this SMR reactor. And listen, if people didn't have physics class or nuclear physics class, they might not know what they're seeing. But the way you've just described it, it feels like you could ramp up pretty quickly, because the very element that's needed to power them is uranium, and you will, as you say, have the rights to about 50 million pounds of uranium in the United States. Where are you doing this? This is out near the West Coast, correct?

Mark Mukhija 03:27

Correct. It's in southeastern Oregon, in Malheur County. And you mentioned on the hop about the United States having 94 reactors. Well, we consume 50 million pounds of uranium per year, but last year, the United States only produced 677,000 pounds, so near almost 1% of what we need. So bringing projects such as ours online is just so important for national security and energy independence and keeping these reactors going-- both the traditional reactors and the upcoming SMRs.

Liz Claman 03:58

It's so interesting because everybody talked a year ago about the AI arms race. Everybody was ramping up the data centers, and then they realized, oh, wait, doesn't work without energy. And now there seems to be this nuclear power plant arms race, in a way. So how is it that you feel that you're going to, I guess, quickly and maybe easily or maybe not, be able to mine the uranium that you know is there, considering there all sorts of environmental regulations that have to be approved when it comes to mining anything, copper, you name it, it's really hard to do that.

Mark Mukhija 04:34

Yeah, correct, and it's so important to do things the right way. So the next step for us is, obviously, to do our baseline environmental and cultural studies and then into the permitting process. But we're seeing an unprecedented amount of administrative tailwinds, such as the Executive Order that came out in March regarding boosting domestic mineral production, and then you had the Executive Orders in May that up around nuclear energy, which you know we do need a lot more uranium. One of the one of the orders did talk about quadrupling the United States nuclear power from 100 gigawatts today to 400 by 2050 so you can tell that we're going to need a lot of uranium, and getting these projects permitted and operational is just going to be of the utmost importance.

Liz Claman 05:23

Let's talk about the uranium prices. I mean, they've been volatile due to geopolitical developments all over the world, certainly. But as we see it, it's trading around, I would say, $73 a pound. What is the earliest date you can start drilling for that uranium?

Mark Mukhija 05:40

Yeah. So, our project benefits that it has been drilled out extensively already. We've had over 600 holes, so we're quite confident about the resource being there and where it is. When it comes to production, we're aiming for a 2032, timeline right now, and that factors in, you know, doing the requisite studies, the detailed engineering plant construction, but there is an opportunity for that timeline to be accelerated with the administrative tailwinds that we're seeing. It could be funding that could come in from places like the DOE or the Loan Program Office. So, there is that acceleration potential. And, we also do want to do additional drilling on our property to find more uranium.

Liz Claman 06:21

I was just going to say, you're in Canada, a lot of uranium comes, 95% of what we use here in the United States is coming from elsewhere, whether it's Canada or Kazakhstan. We know that the world's uranium production is bigger than what's happening here in the US. What advantage do you see the administration giving to somebody like you?

Mark Mukhija 06:43

Yes, I may be based in Canada, but we're an American company with an American resource. And, given the graphic that you have up right now on the global production, United States gets half their uranium from Canada and Australia, but the other half is coming from Kazakhstan, Russia and Uzbekistan. And, one thing that we're seeing right now, Liz, is that China's doing this massive nuclear build out as well. They don't produce much uranium, so a lot of that uranium that's coming from geopolitical, unfriendly places, let's say, may begin to start flowing East rather than West. And I'm very proud that Eagle Energy is going to be a part of that Western response.

Liz Claman 07:24

You know, your deal with Spring Valley Acquisition Corp II to pull off this back merger gives you a pro forma equity value of about $312 million what makes you think that you can go up against the big boys? I mean, we've already had BWX technologies on the show, they're forging ahead with what they are doing-- there's Cameco, there's Constellation. You know there are other players that are much bigger market caps.

Mark Mukhija 07:52

For sure. And you know, Spring Valley is such a great partner for us. They've been, you know, a part of this process with new scale in the past. So they bring that deep energy and nuclear experience, which will help us navigate, you know, this go public process. And, along with that partnership with Spring Valley, we did have $30 million of institutional investor coming on board for us, so that means that we can focus on execution. You know, we have very defined plans and what we want to do with the uranium and SMR technology, and that allows us to focus on that, rather than trying to be raising money in this time period.

Liz Claman 08:30

Well, we'll be watching for the reverse merger on the NASDAQ sometime later this year. Mark Mukhija, thank you so much for coming. We appreciate it.

Mark Mukhija 08:38

Thank you. Liz, thanks for having me.

On August 15, 2025, the following article by Caroline Peachey was published online by Mining Technology (www.mining-technology.com).

Energy CEO on the “administrative tailwinds” driving US uranium production

Mining Technology speaks to Eagle Energy Metals about efforts to bolster US uranium production and plans for its 50.6mlb (19,400tU) Aurora project.

Eagle Energy Metals’ Aurora uranium project in Oregon, US. Credit: Eagle Energy Metals.

Amid soaring electricity demand, energy security concerns and geopolitical tensions, the US is once again turning its attention to nuclear power. With that comes the ambition to revitalise US uranium production.

In May, President Trump signed four executive orders intended to directly support nuclear energy deployment.

Key measures include regulatory reforms to facilitate the expansion of US nuclear power capacity from around 100GW today to 400GW by 2050, as well as goals to deploy the first advanced reactor at a US military base by 2028.

In the nearer term, the US Department of Energy must also prioritise work to facilitate 5GW of power uprates to existing nuclear reactors and have ten new large reactors under construction by 2030, with significant additional demand coming from AI hyperscalers that are set to solidify the demand for nuclear power and its uranium fuel for decades to come.

However, US utilities currently import more than 95% of their uranium concentrate, including a significant share from countries like Russia and Kazakstan, posing a potential threat to security of supply.

Driven by a pressing need to fortify energy security and reduce reliance on foreign suppliers, the US is now embarking on a substantial expansion of its uranium industry. Mining Technology’s parent company, GlobalData, says that by the end of 2030, its projections indicate a “dramatic increase” in the US share of global uranium output, potentially reaching 7.5% – up from a mere 0.7% in 2024.

Eagle Energy Metals, a uranium-focused company with rights to Aurora – the largest mineable, measured and indicated uranium deposit in the US – is looking to position itself as a leading domestic supplier.

However, the company also has broader ambitions – and has announced its intention to go public through a SPAC merger with Spring Valley Acquisition Corp. II.

CEO Mark Mukhija, who has almost two decades of global mining experience with majors including Teck, Barrick and BHP, speaks to Mining Technology about Eagle’s flagship 50-million-pound (mlb) uranium project, Aurora, as well as the company’s bold vision to support energy-intensive sectors such as AI, data centres and crypto with its small modular reactor (SMR) technology.

Caroline Peachey (CP): What are the main factors driving increased interest in bolstering domestic uranium production in the US?

Mark Mukhija (MM): All the recent attention on nuclear power is putting that attention onto to uranium as well. According to the executive orders that came out in late May, the US wants to quadruple its nuclear energy capacity by 2050.

You also have this influx of AI, quantum computing and cryptocurrencies that is going to drive electricity demand further. People are starting to realise that wind and solar won’t be able to provide that reliable baseload supply with where that future is going. So, a lot of focus is coming on to uranium, because that is what drives nuclear reactors.

CP: Eagle has been involved in the Aurora uranium project since last year. Could you talk a bit about your development plans for that project?

MM: We were quite fortunate to pick up the rights to the Aurora project in Oregon, which is the largest mineable, measured and indicated uranium deposit in the US with a resource of 50.6mlb [19,500 tonnes of uranium (tU) based on 107.3 million tonnes at 214 parts per million triuranium oxcotide], according to the Australian JORC standard.

Every year the US consumes 50mlb of uranium concentrate, but in 2024, the country only produced 677,000 pounds (lb), according to the US Energy Information Administration. In 2023, it was only 50,000lb. You can see how much foreign reliance there is on uranium, so a project of Aurora’s size and magnitude is going to be critical, given the national security and energy independence views.

We have a clear pathway to development for Aurora, and the administrative tailwinds are really going to be beneficial for us with this project.

CP: What are the next steps for the Aurora project?

MM: The major step we are going to be focusing on is completing the baseline studies. There is a lot that needs to be done, and we have to ensure that we get it completed on time and on budget. From there, it gives us the ability to apply for an exploration plan of operations or a mine plan of operations.

Those baseline studies could take anywhere from 12 to 18 months, but that doesn’t stop the work on the project either. We can charge forward with our detailed engineering studies, such as a pre-feasibility study, which we plan to commence in 2026.

(Editor note: The PFS would be followed by a definitive feasibility study with completion anticipated in late 2028, according to a recent company presentation.)

CP: What are the main barriers to producing uranium in the US and how are you navigating those challenges?

MM: I would say the biggest barrier for uranium producers in the US will always come down to the permitting; it is a long process to get mines permitted. But we are hoping that the administrative push with these executive orders that we have seen around boosting critical mineral supply and decreasing foreign reliance on importing uranium from regions such as Russia and Kazakhstan will change that.

As a mining company, we still have to make sure we do things the right way. We are very focused on making sure we have all of those baseline studies and environmental assessments completed, but we want to see this mine come into production someday as well.

CP: Can you tell us how some of the recent policy decisions or federal initiatives have impacted your company’s plans?

MM: We are starting to see mining projects go on to the FAST-41 dashboard [FAST-41 is a federal infrastructure permitting initiative established under Title 41 of the Fixing America’s Surface Transportation Act].

There was an executive order to boost US mineral production [in March], and a part of that was to identify projects that end up on a dashboard, which leads to increased transparency and faster timelines. We have seen two other projects in our same county [the McDermitt lithium exploration project (Jindalee Lithium) and the Grassy Mountain gold project (Paramount Gold Nevada)] identified on this list.

We believe that once we get our baseline studies completed and our permits in, [the Aurora project] will be identified on these dashboards, given the importance of uranium to the US.

(Editor note: Other uranium projects included on the FAST-41 list include Laramide Resources’ La Jara Mesa and Churchrock projects and Uranium Energy’s Sweetwater Uranium Complex.)

CP: Do you believe more needs to be done to support domestic uranium producers?

MM: I think more needs to be done [considering] how important nuclear energy is going to be and just how much [the US] is relying on foreign nations to get uranium. Currently, around half of the US’ uranium imports come from Canada and Australia, with the remainder from Kazakhstan, Uzbekistan and Russia. Part of the executive orders in May was the invoking of the Defense Production Act; that is how important it is to rebuild the US domestic supply chain.

There has been chronic underinvestment in uranium since Fukushima [a nuclear accident in Japan in March 2011]. Uranium prices came down, and there wasn’t enough exploration work, permitting work or new supply coming online. Now, we are in this golden age of nuclear, but we need the uranium to power that.

We are seeing these executive orders come down – and that is a great step – but, right now, they are more focused on nuclear fuel supply. I think it is just a matter of time before we start seeing even more focus upstream onto the uranium side of things.

CP: Looking ahead, with the anticipated growth of SMRs supporting AI/data centres, how do you see uranium market dynamics changing?

MM: We are already starting to see a supply deficit forming when it comes to uranium. US demand alone is at 50mlb per year now. The administration was talking about quadrupling nuclear power by 2050. If that were to happen, that is 200mlb per year just in the US, or equivalent to the entire global demand today.

On top of that, China is doing a massive nuclear buildout right now, looking to add about 150 reactors in the next decade – and they don’t produce uranium either. This is going to put a lot of stress on the entire uranium sector around the world, especially Western supply. You see [China’s] alignment with Russia and Kazakhstan, and that supply, which was once coming west, is now starting to flow east. That is going to put a huge strain on the entire nuclear fuel supply chain.

We are starting to see long-term prices tick up, and as this supply demand deficit starts to grow, it is only going to add more pressure upwards to uranium prices. So, I do see a future with higher spot and higher long-term prices coming in the next five years.

CP: In addition to the Aurora and Cordex uranium assets, Eagle already owns SMR technology. Where is the company looking to position itself within the supply chain?

MM: We are definitely not just a uranium company; we are building an integrated nuclear company. We want to build the backbone of the US’ clean energy, and it is really exciting that we have this SMR technology. What differentiates us [Eagle Energy Metals] is that we have fuel supply as well. It is going to be difficult to get uranium, but for us to have that line of sight onto supply is such a big deal.

CP: Tell us more about the SMR technology – what stage is it at and what are its potential applications?

MM: We have two different reactors in concept design. One is a microreactor [the Eagle VSLLIM, a sodium-cooled fast reactor], which is up to 3.3 megawatts electrical (MWe) in capacity. Then, there is a small modular reactor [Eagle SLLIM] that is up to 33MWe.

We are able to cover a broad range of applications; the smaller design is great for remote communities, mine sites and military applications, and the larger one is for larger communities, or that data centre demand, which we see really taking off here [in the US].

There is a global resurgence for nuclear power. More than 30 countries are wanting to triple their nuclear power capacity by 2050, so it is not just a US story. All these countries are starting to realise that nuclear is carbon-free, reliable, baseload energy, and it is just going to put pressure on uranium that goes into these reactors.

* * *

Additional Information and Where to Find It

In connection with the transactions contemplated by the Merger Agreement (the “Proposed Business Combination”), SVII intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to SVII’s securities to be issued in connection with the Proposed Business Combination and a proxy statement to be distributed to holders of SVII’s Class A ordinary shares in connection with SVII’s solicitation of proxies for the vote by SVII’s shareholders with respect to the Proposed Business Combination and other matters to be described in the Registration Statement (the “Proxy Statement”). After the SEC declares the Registration Statement effective, SVII plans to file the definitive Proxy Statement with the SEC and to mail copies to shareholders of SVII as of a record date to be established for voting on the Proposed Business Combination and other matters to be described in the Registration Statement. This document does not contain all of the information that should be considered concerning the Proposed Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that SVII may file with the SEC. Before making any investment or voting decision, investors and security holders of SVII and Eagle are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about Eagle, SVII and the Proposed Business Combination. Investors and security holders will be able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by SVII through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVII may be obtained free of charge from SVII’s website at www.sv-ac.com or by directing a request to Spring Valley Acquisition Corp. II, Attn: Corporate Secretary, 2100 McKinney Avenue, Suite 1675, Dallas, Texas 75201. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

Eagle, SVII and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SVII’s shareholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of SVII’s directors and executive officers, please refer to SVII’s Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on April 11, 2025 (the “2024 Form 10-K”) and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of SVII’s shareholders generally, will be included in the Registration Statement and the Proxy Statement, when they become available. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully, when they become available, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Exchange Act. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this document are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this document are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, SVII’s, Eagle’s, or their respective management teams’ expectations concerning the Proposed Business Combination and expected benefits thereof; the outlook for Eagle’s business; the abilities to execute Eagle’s strategies; projected and estimated financial performance; anticipated industry trends; the future price of minerals; future capital expenditures; success of exploration activities; mining or processing issues; government regulation of mining operations; and environmental risks; as well as any information concerning possible or assumed future results of operations of Eagle. The forward-looking statements are based on the current expectations of the respective management teams of Eagle and SVII, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SVII’s securities; (ii) the risk that the Proposed Business Combination may not be completed by SVII’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SVII; (iii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of the Merger Agreement by the shareholders of SVII and the receipt of regulatory approvals; (iv) market risks; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (vi) the effect of the announcement or pendency of the Proposed Business Combination on Eagle’s business relationships, performance, and business generally; (vii) risks that the Proposed Business Combination disrupts current plans of Eagle and potential difficulties in its employee retention as a result of the Proposed Business Combination; (viii) the outcome of any legal proceedings that may be instituted against Eagle or SVII related to the Merger Agreement or the Proposed Business Combination; (ix) failure to realize the anticipated benefits of the Proposed Business Combination; (x) the inability to maintain the listing of SVII’s securities or to meet listing requirements and maintain the listing of the combined company’s securities on the Nasdaq Capital Market or a comparable exchange; (xi) the risk that the price of the combined company’s securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters or health epidemics/pandemics, national security tensions, and macro-economic and social environments affecting its business; (xii) fluctuations in spot and forward markets for lithium and uranium and certain other commodities (such as natural gas, fuel oil and electricity); (xiii) restrictions on mining in the jurisdictions in which Eagle operates; (xiv) laws and regulations governing Eagle’s operation, exploration and development activities, and changes in such laws and regulations; (xv) Eagle’s ability to obtain or renew the licenses and permits necessary for the operation and expansion of its existing operations and for the development, construction and commencement of new operations; (xvi) risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, potential unintended releases of contaminants, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); (xvii) inherent risks associated with tailings facilities and heap leach operations, including failure or leakages; the speculative nature of mineral exploration and development; the inability to determine, with certainty, production and cost estimates; inadequate or unreliable infrastructure (such as roads, bridges, power sources and water supplies); (xviii) environmental regulations and legislation; (xix) the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; (xx) risks relating to Eagle’s exploration operations; (xxi) fluctuations in currency markets; (xxii) the volatility of the metals markets, and its potential to impact Eagle’s ability to meet its financial obligations; (xxiii) disputes as to the validity of mining or exploration titles or claims or rights, which constitute most of Eagle’s property holdings; (xxiv) Eagle’s ability to complete and successfully integrate acquisitions; (xxv) increased competition in the mining industry for properties and equipment; (xxvi) limited supply of materials and supply chain disruptions; (xxvii) relations with and claims by indigenous populations; (xxviii) relations with and claims by local communities and non-governmental organizations; and (xxix) the risk that the PIPE financing may not be completed, or that other capital needed by the combined company may not be raised on favorable terms, or at all. The foregoing list is not exhaustive, and there may be additional risks that neither SVII nor Eagle presently know or that SVII and Eagle currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this document and the other risks and uncertainties described in the “Risk Factors” section of the 2024 Form 10-K, the risks to be described in the Registration Statement, which will include the preliminary Proxy Statement/prospectus, and those discussed and identified in filings made with the SEC by SVII from time to time. Eagle and SVII caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this document speak only as of the date of this document. Neither Eagle nor SVII undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that Eagle or SVII will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Proposed Business Combination, in SVII’s public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to review carefully.